CORRESP for the Correct SEC letter on December 5, 2016 of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

December 5, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     Michael Killoy
     David Link
     John Reynolds
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1
    Filed November 21, 2016 and November 25, 2016
    File No. 333-210916

The follow contents are in response to the Correct SEC letter on December 5, 2016 for the Registration Satement on Form S-1/A:

General

1. We note your disclosure on page 22 that one of the reasons for dismissal of your former independent accountant was their "limited experience of auditing an Investment Company." Please tell us whether you are, or have plans to become, an investment company.

We aren't, or haven't plans to become an investment company. Please see the amended contents of Changes in Internal Controls over Financial Reporting and Statement on page 22 in Form S-1/A on December 5, 2016.

Please see the amended contents of Exhibits 16.1 in Form S-1/A on December 5, 2016.

Independent Accountants' Audit Report

2. We reviewed the changes made in response to comment 1. Please make arrangements with your auditors to revise their report to indicate, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Please see the amended contents of Independent Accountants' Audit Report on page 16 in Form S-1/A on December 5, 2016.

Please see the amended contents of Exhibits 7 in Form S-1/A on December 5, 2016.

Exhibits and Financial Statement Schedules, page 25

3. Please include a currently dated consent from your auditor under Exhibit 23 to your next amendment. See Item 601(b)(23) of Regulation S-K.

Please see the amended contents of Exhibits 23 in Form S-1/A on December 5, 2016.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: December 5, 2016